Peoples Bancorp Inc.
138 Putnam Street
Marietta, Ohio 45750

December 20, 2018

VIA EDGAR
David Gessert
Division of Corporation Finance
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re:    Peoples Bancorp Inc.
Registration Statement on Form S-4
Filed December 11, 2018, As Amended on December 20, 2018
File Number 333-228745

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Peoples Bancorp Inc., an Ohio corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 4:15 p.m., Eastern time, on December 21, 2018, or as soon thereafter as practicable.

Please notify Christian Gonzalez, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (614) 628-6921 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Peoples Bancorp Inc.

By:   /s/ M. Ryan Kirkham
Name: M. Ryan Kirkham
Title: General Counsel & Corporate Secretary